Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (the "Company") will be held at The Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia, V6Z 2K6, on Thursday, May 25, 2017 at 10:00 a.m. (Vancouver time). At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2016, together with the auditor’s report thereon, receive and consider the report of the directors, and consider resolutions:

1.	To set the number of directors of the Company at five.

2.	To elect the directors of the Company to serve until the next annual general meeting of shareholders.

3.
To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix the remuneration to be paid to the auditors.

4.	To approve the Amended and Restated Stock Option Plan of the Company, as more particularly described in the accompanying Information Circular.

5.	To vote on an advisory resolution with respect to the Company’s approach to executive compensation.

6.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The record date for notice and for voting at the Meeting is April 3, 2017. Only registered shareholders at the close of business on April 3, 2017 will be entitled to vote at the Meeting.
If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please read, sign and date the form of proxy for the Meeting (the “Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, May 23, 2017 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.
If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.
The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Notice of

Meeting, information circular, financial statements and management’s discussion and analysis for the year ended December 31, 2016 (collectively, the “Meeting Materials”) to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials. Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.
DATED at Vancouver, British Columbia, this 17th day of April, 2017.
ON BEHALF OF THE BOARD OF DIRECTORS
OF FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer”

Keith Neumeyer
President and Chief Executive Officer